Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

                               December 11, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 990
                 BulletShares High Yield Low Duration 2015-2018
                    Bond Ladder Portfolio of ETFs, Series 1
                       File Nos. 333-184771 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to your comment letter dated December 5, 2012, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 990, filed on November 5, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BulletShares High Yield Low Duration 2015-2018 Bond Ladder Portfolio of ETFs, Series 1 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Principal Investment Strategy

      1. The first sentence of this section provides that at least 80% of the Trust's assets will be invested in shares of ETFs that principally invest in high-yield corporate bonds which have scheduled maturities from 2015 through 2018. (Emphasis added.) Please revise this policy to provide that at least 80% of the Trust's assets will be invested in shares of ETFs that invest substantially all of their assets in high-yield bonds which have scheduled maturities from 2015 through 2018. See Rule 35d-1(a)(2) under the Investment Company Act of 1940.

      Response: The disclosure has been revised as requested.

Investment Summary - Principal Risks

      2. The thirteenth bullet point in this section states that certain ETFs held by the Trust invest in foreign securities. Please disclose the Trust's foreign securities strategy in the "Principal Investment Strategy" section of the "Investment Summary."

      Response: The following has been added as the fourth paragraph under "Principal Investment Strategy":

      The ETFs included in the portfolio may invest in U.S. dollar-denominated fixed-income securities issued by foreign companies. See "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in securities of foreign issuers.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren